Mail Stop 4561

April 26, 2006

Janice Fukakusa
Chief Financial Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario Canada M5J2J5

RE:	Royal Bank of Canada
Form 40-F for Fiscal Year Ended October 31, 2005
Filed November 30, 2005
File No. 001-13928

Dear Ms. Fukakusa,

	We have reviewed your letter filed on April 5, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Consolidated Financial Statements

Critical Accounting Policies and Estimates, page 8

1. We note your response to comment 1 from our letter dated March
22,
2006. You state that you do not believe it would be meaningful to provide separate disclosure of the fair value adjustments as they represent a component of overall fair value and are difficult to analyze in isolation from the other market risk factors which are also required to calculate fair value. We believe these disclosures would be meaningful to investors on several levels, including the risks of and effects of estimates in your financial statements.
In
order for us to understand your assertion, please provide us a draft of what these disclosures would look like to include quantification of each component of your fair value adjustments, on a gross basis, for the periods presented and a discussion of the significant changes to your methodologies and significant increases or decreases in the amounts recorded in each period presented.

2. We note your disclosure on page 9 that the use of methodologies, models and assumptions in pricing and valuing financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair values and financial results. Please revise future filings to disclose the sensitivity to change of your critical fair value estimates and assumptions, which based on other outcomes that are reasonably likely to occur, would have a material effect on your financial condition or operating performance. Refer to Section V of Release No. 33-8350:
Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

Janice Fukakusa
Royal Bank of Canada
April 26, 2006
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